UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Eos Energy Enterprises, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29415C 101

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,885,256 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,885,256 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,256 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on (i) 59,650,960 shares of common stock, par value $0.0001 (the “Common Stock”), of Eos Energy Enterprises, Inc. (the “Issuer”) outstanding as of July 27, 2022, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 1, 2022. (the “10-Q”) plus (ii) 325,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by BRF Investments, LLC (“BRFI”).

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,885,256 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,885,256 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,256 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on (i) 59,650,960 shares of the Common Stock of the Issuer outstanding as of July 27, 2022, as reported by the Issuer in the 10-Q plus (ii) 325,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by BRFI.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 26,870 (2)
	8	SHARED VOTING POWER 2,885,256 (1)
	9	SOLE DISPOSITIVE POWER 26,870 (2)
	10	SHARED DISPOSITIVE POWER 2,885,256 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,912,126 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on (i) 59,650,960 shares of the Common Stock of the Issuer outstanding as of July 27, 2022, as reported by the Issuer in the 10-Q plus (ii) 325,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by BRFI.

(2)	Includes 15,101 shares of Common Stock issuable upon exercise of the Warrants held by Bryant R. Riley.

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on June 1, 2020, as amended by Amendment No. 1 filed on December 2, 2020, and as amended by Amendment No. 2 filed on August 31, 2021, as amended by Amendment No. 3 filed on November 19, 2021, and as amended by Amendment No. 4 filed on August 4, 2022 (collectively and as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

1.	As of the date hereof, BRFI beneficially owned directly 2,560,256 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Warrants, together representing 4.8% of the Issuer’s Common Stock.

2.	BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFI.

3.	Bryant R. Riley may beneficially own 26,870 shares of Common Stock representing 0.04% of the Issuer’s Common Stock, of which (i) 16,762 shares, outstanding or issuable upon the exercise of the Warrants, are held jointly with his wife, Carleen Riley, which includes 14,993 Warrants received upon the distribution from a limited partnership (ii) 27 shares, issuable upon the exercise of the Warrants, received upon distribution from a limited partnership are held as sole custodian for the benefit of Abigail Riley, (iii) 27 shares, issuable upon the exercise of the Warrants, received upon distribution from a limited partnership are held as sole custodian for the benefit of Charlie Riley, (iv) 27 shares, issuable upon the exercise of the Warrants, received upon distribution from a limited partnership are held as sole custodian for the benefit of Susan Riley, (v) 27 shares, issuable upon the exercise of the Warrants, received upon distribution from a limited partnership are held as sole custodian for the benefit of Eloise Riley, and (vi) 10,000 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley may also beneficially own 2,885,256 shares of Common Stock, representing 4.8% of the Issuer’s Common Stock, outstanding or issuable upon the exercise of the Warrants and held directly by BRFI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRFI or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

(c) Except for the transactions described in Item 4 and Schedule B of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) As of August 10, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2022

B. RILEY FINANCIAL, INC.

/s/ Bryant Riley
Name:	Bryant Riley
Title:	Co-Chief Executive Officer

BRF INVESTMENTS, LLC.

/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Authorized Signatory

/s/ Bryant R. Riley
Name:	Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt Director	Chief Legal Officer, Head of Business and Legal Affairs at FaZe Clan Inc.; a leading gaming, lifestyle, and media platform	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
8/2/2022	Sale	1,041,808	$2.8097	BRF Investments, LLC
8/3/2022	Sale	377,377	$2.7035	BRF Investments, LLC
8/4/2022	Sale	335,531	$2.7039	BRF Investments, LLC
8/5/2022	Sale	492,243	$2.8816	BRF Investments, LLC
8/8/2022	Sale	215,135	$3.0977	BRF Investments, LLC
8/9/2022	Sale	190,240	$2.7221	BRF Investments, LLC
8/10/2022	Sale	157,188	$2.6866	BRF Investments, LLC